Exhibit 99.1

Bitdeer Announces September 2024 Production and Operations Update

SINGAPORE, October 3, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for September 2024.

Operational Update

•	Self-mined Bitcoin: 164 Bitcoins.
•	Mining Rig Manufacturing and R&D:
o
SEALMINER A1 mass production remains on schedule for Q4 2024 and is expected to contribute 3.4 EH/s to Bitdeer’s proprietary hashrate. Deployment will align with the energization of the Texas hydro-cooling conversion and Tydal, Norway phase 1 in late Q4 2024 and early Q1 2025.

o
SEAL02 chip initial tape-out wafers were received from TSMC in mid-September. Initial verification and prototype testing indicated a 13.5 J/TH efficiency, while running at low voltage, ultra power-saving mode.

o	SEAL02 chips will be integrated into Bitdeer’s SEALMINER A2 mining machines, with mass production scheduled to commence in November 2024.
o	Design of SEAL03, Bitdeer’s third-generation chip, remains on track to tape-out in Q4 2024 with a chip efficiency of 10 J/TH.
•	HPC/AI:
o
TLM Group successfully completed its feasibility assessment of Bitdeer’s Massillon and Clarington/Hannibal sites in Ohio, reporting largely positive results regarding their suitability for Tier 3 HPC/AI datacenters, due to the availability of land, power, fiber and water resources. The Company has commenced discussions with development partners and potential end users for these sites.

o	TLM Group’s feasibility assessments of Bitdeer’s other global sites is ongoing.
o	Bitdeer AI cloud services powered by NVIDIA DGX SuperPod with H100 systems remained near 100% average utilization for this month.
o
Launched pilot H100 capacity in Canada, further expanding Bitdeer’s global GPU service offerings and aims to enhance the availability and scalability of high-performance cloud computing resources for customers, supporting AI training, inference, and various computationally intensive applications.

o	Launched AI Workflow platform, providing quick model inference capabilities.
•	Hosting:
o
Client-hosted mining machine numbers remained steady from August, with the overall hash rate increase of 0.3 EH/s due to improved mix of newly hosted, higher-efficiency machines in Texas. The Company expects the remaining excess capacity to be filled over the next two quarters with new customers’ machines and Bitdeer’s SEALMINERs for self-mining starting in September 2024 and continuing through Q1 2025.

•	Mining Datacenters:
o	Construction of the Tydal, Norway, 40 MW phase 1 expansion remains on track to be energized in December 2024.
o	Rockdale, Texas, USA, 100 MW hydro-cooling conversion is planned for phased completion between December 2024 and February 2025.
o	Jigmeling, Bhutan, 500 MW construction remains on track with the primary substation expected to be completed by Q1 2025.

Management Commentary

“We are thrilled with the successful tape-out of our SEAL02 chip,” stated Linghui Kong, Chief Business Officer of Bitdeer. “The 13.5 J/TH efficiency, indicated at low voltage in ultra power-saving mode, is at the forefront of the industry’s efficiency standards and showcases our R&D team’s innovation and commitment to reshaping the ASICs market. Given recent deal announcements in the industry, we believe Bitcoin miners are seeking more diversified technology solutions and supply chain flexibility. Our second-generation chip will power our SEALMINER A2 mining machines, which is scheduled to go into mass production and be released to the market by the end of 2024.”

Mr. Kong continued, “Regarding our mining operations, our self-mined Bitcoins remained about flat from August. Hosting hashrate increased sequentially by 0.3 EH/s as a result of certain new customers hosting later generation, more efficient miners with us. Looking forward, we remain on track to refill our excess capacity with new hosted miners as well as Bitdeer’s own SEALMINERs for self-mining between Q4 2024 and Q1 2025.”

Production and Operations Summary

Metrics	Sep 2024	Aug 2024	Sep 2023
Total hash rate under management[1] (EH/s)	17.1	16.8	21.2
- Proprietary hash rate	8.6	8.6	8.7
• Self-mining	8.1	7.8	7.2
• Cloud Hash Rate	0.5	0.8	1.5
- Hosting	8.5	8.2	12.5
Mining machines under management	167,000	167,000	221,000
- Self-owned[2]	87,000	87,000	92,000
- Hosted	78,000	80,000	129,000
Bitcoin mined (self-mining only)	164	166	482

1 Total hash rate under management as of September 30, 2024 across the Company’s three primary business lines: Self-mining, Cloud Hash Rate, and Hosting.
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•
Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end. However, throughout the month, the Cloud Hash Rate may transition to Self-mining hash rate if customers opt to not make their monthly electricity payments for various reasons.

•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.
2 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.

Infrastructure Construction Update

Rockdale, Texas - 100 MW Hydro-cooling conversion underway:
•	Demolition work has been completed.
•	Cooling system design completed and waiting to begin construction.
•	First batch of cooling towers arrived at the site.
•	Energization timeline to occur in phases between Q4 2024 and Q1 2025.

Tydal, Norway - 175 MW site expansion is progressing well, with several key milestones achieved:
•	Buildings and groundwork completed, along with the construction of the transformer foundation and housing.
•
Orders for transformer and electrical equipment have been placed, with delivery and installation currently in progress. Additionally, the procurement and delivery of containers and hydro-cooling systems are underway, and drainage systems construction is ongoing.

•	Construction of the substation is ongoing and expected to be completed by the end of October 2024.
•	Tydal, Norway Expansion Phase 1 of 40 MW remains on track to be energized by Q4 2024.

Massillon, Ohio - 221 MW site is also making progress:
•	Substation conceptual design is completed and long lead-time electrical equipment for the substation has been ordered.
•	Engineering, Procurement, and Construction (EPC) contractor has been selected for the substation construction.
•	Civil work is ongoing, with the majority expected to be completed by the end of Q4 2024 or Q1 2025.
•	Building design is completed, and construction is anticipated to begin in Q4 2024, earlier than expected.
•	Estimated energization timeline remains on track for mid-to-late 2025.

Jigmeling, Bhutan - 500MW site is progressing well, with the following key milestones achieved:
•
Civil work is anticipated to be completed by the end of September 2024. Construction of transformer and container foundations is in progress and will be completed in phases, with the last phase expected by the end of February 2025.

•	132kv/140MW and 220kv/360MW substation designs are completed with construction anticipated to be ready by the end of Q1 2025.
•	Orders for the procurement of transformers and electrical equipment have been placed, with delivery and installation to be completed in phases over the next two quarters.
•	Procurement and delivery of containers and hydro-cooling systems are in progress, with completion in phases by the end of Q1 2025.

Power Infrastructure Summary

Site / Location	Capacity (MW)	Status	Timing[3]
Electrical capacity
- Rockdale, Texas	563	Online	Completed
- Knoxville, Tennessee	86	Online	Completed
- Wenatchee, Washington	13	Online	Completed
- Molde, Norway	84	Online	Completed
- Tydal, Norway	50	Online	Completed
- Gedu, Bhutan	100	Online	Completed
Total electrical capacity	895[4]
Pipeline capacity
- Tydal, Norway Phase 1	40	In progress	Q4 2024
- Tydal, Norway Phase 2	135	In progress	Mid 2025
- Massillon, Ohio	221	In progress	Mid-to-late 2025
- Clarington, Ohio Phase 1	266	In progress	Q3 2025
- Clarington, Ohio Phase 2	304	Pending approval	Estimate 2026
- Jigmeling, Bhutan	500	In progress	Mid-to-late 2025
- Rockdale, Texas	179	In planning	Estimate 2026
Total pipeline capacity	1,645
Total global electrical capacity	2,540

3 Indicative timing. All timing references are to calendar quarters and years.
4 Figures may not add due to rounding.

Upcoming Conferences and Events

•	October 24-25: Plan ₿ Forum in Lugano, Switzerland
•	November 13-14: Cantor Crypto, Digital Assets & AI Infrastructure Conference in Miami, Florida
•	November 20-21: North American Blockchain Summit in Dallas, Texas

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations
Orange Group
Yujia Zhai
bitdeerIR@orangegroupadvisors.com

Public Relations
Wachsman
Bee Shin
bitdeer@wachsman.com